SEC File Number
1-584
Cusip Number
315405100

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check One) ☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR

For Period Ended: December 31, 2005

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:
READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE
Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
FERRO CORPORATION

Full Name of Registrant

Former Name if Applicable
1000 LAKESIDE AVENUE

Address of Principal Executive Office (STREET AND NUMBER)
CLEVELAND, OHIO 44114

City, State and Zip Code

PART II — RULES 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)
☑	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
In its current report on Form 8-K dated January 18, 2005, the Company announced it would be restating certain previously filed information, including its quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2004 and its annual report on Form 10-K for the fiscal year ended December 31, 2003. The Company is endeavoring to complete the restatement process and will file the amended forms as soon as is practicable. However, because the restatement process has not been completed, the Company has not yet filed its quarterly report on Form 10-Q for the fiscal quarters ended June 30, 2004, September 30, 2004, March 31, 2005, June 30, 2005, and September 30, 2005 or its annual report on Form 10-K for the fiscal year ended December 31, 2004. Until that information is filed, the Company is unable to file its annual report on Form 10-K for the fiscal year ended December 31, 2005.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Thomas M. Gannon	(216)	641-8580

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s). ☐ Yes ☑ No
1.	The quarterly report on Form 10-Q for the period ended June 30, 2004.

2.	The quarterly report on Form 10-Q for the period ended September 30, 2004.

3.	The quarterly report on Form 10-Q for the period ended March 31, 2005.

4.	The quarterly report on Form 10-Q for the period ended June 30, 2005.

5.	The quarterly report on Form 10-Q for the period ended September 30, 2005

5.	The annual report on Form 10-K for the period ended December 31, 2004.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☑ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:
The Company has not yet filed its annual report on Form 10-K for the fiscal period ended December 31, 2004. However, the Company has already disclosed that the financial information for periods previously filed for 2004 will be restated.

FERRO CORPORATION

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 14, 2006	By	/s/ Thomas M. Gannon

Thomas M. Gannon
Vice President and Chief Financial Officer